Exhibit 99.77(c)

ITEM 77C – Matters submitted to a vote of security holders

1.	An annual meeting of shareholders of Voya International High Dividend Equity Income Fund was held July 1, 2015 to: 1) elect 4 nominees to the Board of Trustees of Voya International High Dividend Equity Income Fund.

	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
Colleen D. Baldwin	1	6,278,154.180	272,727.000	0.000	0.000	6,550,881.180
Peter S. Drotch	1	6,298,211.180	252,670.000	0.000	0.000	6,550,881.180
Russell H. Jones	1	6,297,407.180	253,474.000	0.000	0.000	6,550,881.180
Joseph E. Obermeyer	1	6,304,099.180	246,782.000	0.000	0.000	6,550,881.180

Proposal passed.